Filed Pursuant to Rule 433
Registration Statement No. 333-139693
May 29, 2008

The depositor has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”). The depositor has filed or will file with the SEC a prospectus supplement and any issuer free-writing prospectus with respect to this offering (together with the registration statement and prospectus, the “Offering Documentation”). Before you invest, you should read the prospectus in that registration statement and other documents relating to this offering that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get the Offering Documentation (when completed) for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the Offering Documentation from Lehman Brothers Inc., 745 Seventh Ave., New York, NY, 10019, Attn: Asset Backed Fixed Income Syndicate or by calling 1-800-666-2388, extension 59519.

This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.

The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities.

Final Terms of the Offered Certificates

The certificates consist of the classes of certificates listed in the tables below, together with the Class R Certificate. Only the classes of certificates listed in the tables below are offered by the prospectus supplement.

	Class Principal	Initial Interest	Summary Interest	Summary Interest Rate Formula Subject to:			Initial Certificate Ratings(3)
Class	Amount(1)	Rate(2)	Rate Formula	Minimum Rate	Maximum Rate	Principal Type	S&P	Fitch
A1	$ 201,824,000	2.7625%	LIBOR + 0.3700%	0.3700%	7.0000%	Super Senior	AAA	AAA
A2	$ 50,456,617	2.7625%	LIBOR + 0.3700%	0.3700%	7.0000%	Senior Mezzanine	AAA	N/R

(1)	These balances are approximate, as described in this prospectus supplement.
(2)	Reflects the initial interest rate as of the first distribution date.
(3)	The designation “N/R” means that the specified rating agency will not rate the certificates of that class.

The offered certificates will also have the following characteristics:

Class	Record Date(1)	Delay / Accrual Period(2)	Interest Accrual Convention	Final Scheduled Distribution Date(3)	Expected Final Distribution Date(4)	Minimum Denominations	Incremental Denominations	CUSIP Number
A1	DD	0 Day	30/360	2/25/2037	3/25/2021	$ 25,000	$1	52520UAA3
A2	DD	0 Day	30/360	2/25/2037	12/25/2036	$ 25,000	$1	52520UAB1

(1)	DD = For any distribution date, the close of business on the business day immediately before that distribution date.
(2)
0 day = For any distribution date, the interest accrual period will be the period beginning on the immediately preceding distribution date (or on May 25, 2008 for the first interest accrual period) and ending on the day immediately preceding the related distribution date.

(3)	Calculated as described in this prospectus supplement.
(4)
The expected final distribution date, based upon (i) 10% CPR, (ii) the modeling assumptions used in this prospectus supplement, each as described under “Yield, Prepayment and Weighted Average Life—Weighted Average Life” and (iii) the assumption that there will be no optional termination of the underlying trust fund. The actual final distribution date for each class of offered certificates may be earlier or later, and could be substantially later, than the applicable expected final distribution date listed above.